[CRYSTALLEX LETTERHEAD]

October 27, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Crystallex International Corporation
Application for Withdrawal of Registration
Statement on Form F-10, File No. 333-137175

Ladies and Gentlemen:

Crystallex International Corporation, a corporation organized under the laws of Canada (the "Company"), hereby respectfully requests that its Registration Statement on Form F-10, originally filed with the Commission on September 7, 2006, File No. 333-137175, together with all exhibits thereto (collectively, the "Registration Statement"), be withdrawn, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act of 1933, as amended.

The Registration Statement was originally filed with the Commission pursuant to registration rights granted to a holder of the Company’s securities. The holder of such securities has since transferred its securities to another holder that has agreed to waive its registration rights. The Company therefore requests that the Registration Statement be withdrawn. No securities have been or will be issued or sold pursuant to the Registration Statement.

Please forward copies of the order consenting to withdrawal of the Registration Statement to the attention of the undersigned at 18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4.

If you have any questions regarding the foregoing application for withdrawal, please telephone Eric Spindel of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company, at (416) 777-4700.

Very truly yours,

CRYSTALLEX INTERNATIONAL CORPORATION

By:	/s/ Dan Hamilton
	Name:	Dan Hamilton
	Title:	Chief Financial Officer

cc:	Eric Spindel
(Skadden, Arps, Slate, Meagher & Flom LLP)

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